Filed Pursuant to Rule 433

Registration No. 333-197375

December 3, 2014

BB&T Corporation

Pricing Term Sheet

Medium-Term Notes, Series E (Senior)

$1,300,000,000

2.45% Senior Notes due 2020

Issuer	BB&T Corporation

Security	2.45% Senior Notes due January 15, 2020

Ratings	A2 (Moody’s) / A- (S&P) / A+ (Fitch) / AH (DBRS)

Currency	USD

Size	$1,300,000,000

Security Type	SEC Registered Medium-Term Notes, Series E (Senior)

Maturity	January 15, 2020

Coupon	2.45%

Payment Frequency	Semi-Annually

Day Count Convention	30/360

Redemption Date	December 15, 2019

Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Senior Notes (par), plus accrued and unpaid interest thereon to the date of redemption. BB&T Corporation shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Senior Notes.

Benchmark Treasury	1.500% US Treasury due November 30, 2019

Spread to Benchmark Treasury	+87.5 bps

Benchmark Treasury Spot and Yield	99-16; 1.605%

Price to Public	99.855% of face amount

Yield to Maturity	2.480%

Proceeds (Before Expenses) to Issuer	$1,296,165,000 (99.705%)

Interest Payment Dates	January 15 and July 15 of each year, commencing July 15, 2015

Trade Date	December 3, 2014

Settlement Date	December 8, 2014 (T+3)

Denominations	$2,000 x $1,000

CUSIP / ISIN	05531FAS2 / US05531FAS20

Joint Bookrunners	BB&T Capital Markets, a division of BB&T Securities, LLC

Deutsche Bank Securities Inc.

Morgan Stanley & Co. LLC

Co-Managers	Mischler Financial Group, Inc.

Samuel A. Ramirez & Company, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a pricing supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you request them by calling BB&T Capital Markets, a division of BB&T Securities, LLC at 804-787-8221, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.